

Mail Stop 6010

August 5, 2008

Mr. Bondy Tan
President and Chief Executive Officer
Lightscape Technologies, Inc.
3/F., 80 Gloucester Road
Wanchai, Hong Kong

      RE: **Lightscape Technologies, Inc.**
                 Form 8-K July 25, 2008
                 Filed July 31, 2008
                 File No. 000-30299

Dear Mr. Tan:

      We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the numbers listed at the end of this letter.

Form 8-K dated July 25, 2008

Item 4.01

1. We note your recently engaged auditor, MSPC Certified Public Accountants and Advisor, P.C., is not listed among the Public Company Accounting Oversight Board's (PCAOB) list of registered accounting firms. Please tell us the name this firm is registered under with the PCAOB. If the firm has changed its name, please ascertain whether notification of the change has been provided to the PCAOB. To the extent that the firm may use more than one name, we would suggest that you clearly indicate in any filing which will contain an audit report from this firm, the name of the firm that is registered with the PCAOB directly below the auditor's signature on the auditor's report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit your response via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant